Registration Statement No. 333-237342

Filed Pursuant to Rule 433

June 23, 2020

Can FANG Stocks Continue to Outshine the Broader Technology Sector?

What a difference eight weeks make. In April, we noted how the FANG stocks were among the first to rebound even as the market was just beginning to digest the potential impact that COVID-19 would have on the global economy (which is still an uncertainty).

Fast forward to June, and the vast majority of the U.S. stock market has experienced what some have called a “COVID bounce.” As of June 15, 2020, all 11 S&P sectors are up since the beginning of May. Given the early rebound in large-cap technology stocks, it would not have been unreasonable to expect those stocks to underperform relative to the rest of the market; however, this has not been the case.

FANG Is Outperforming

Despite investor appetite for other sectors of the market, demand for the technology sector remains strong. The NYSE® FANG+™ Index, an equal-weighted index of 10 liquid large-cap tech stocks, has continued to perform well relative to the broader market and other technology indices.

Since March 23, the NYSE® FANG+™ Index has outperformed the S&P 500® Index by roughly 12%, the Nasdaq-100 Index by roughly 9.8%, and the Technology Select Sector Index by roughly 7.2%, all on a total return basis.

The limited number of stocks and equal weighting of the NYSE® FANG+™ Index may be two factors that have helped its recent positive performance. By limiting the index to only 10 stocks, which some may consider to be leaders in their respective markets, the index is able to offer concentrated exposure to technology and consumer discretionary stocks. The fact that at each rebalance the stocks are equally-weighted means that any positive (or negative) performance is periodically realigned evenly among the stocks in the index.

As of the end of May, the FANG+ Index’s components were Amazon.com Inc. (NASDAQ: AMZN), Netflix Inc. (NASDAQ: NFLX), Apple Inc. (NASDAQ: AAPL), Facebook, Inc. (NASDAQ: FB), Alphabet Inc. (NASDAQ: GOOG) (NASDAQ: GOOGL) Alibaba Holding Corp (NYSE: BABA), Baidu, Inc. (NASDAQ: BIDU), NVIDIA Corporation (NASDAQ: NVDA), Tesla Inc. (NASDAQ: TSLA), and Twitter Inc. (NYSE: TWTR).

It is notable that several of those stocks have spent time in the media spotlight in 2020. Amazon took the stage due to the home-bound US consumer’s increased reliance on Amazon’s e-commerce. Netflix had its turn in the spotlight as those same home-bound viewers spent more hours streaming Netflix during quarantine. Lastly, investors took note of Facebook and Twitter as the increased usage of social media platforms was a way for people to stay connected to their friends, family and community.

Trading The Trend

It should be no surprise that the MicroSectors™ FANG+™ ETN (NYSE: FNGS) that tracks this index has also performed well, net of fees. There are three ETNs that offer a long exposure linked to the NYSE® FANG+™ Index. While FNGS can be considered a buy-and-hold investment, the two other ETNs that offer long exposure linked to this index offer daily-resetting leveraged returns, and are not buy-and-hold investments.

The MicroSectors™ FANG+™ ETN (NYSE: FNGS) is an exchange traded note that seeks to deliver the cumulative return of the NYSE® FANG+™ Index. The MicroSectors™ FANG+™ Index 3X Leveraged ETN (NYSE: FNGU) seeks to deliver 3X the daily return of the index, before taking into account fees. Last, the MicroSectors™ FANG+™ Index 2X Leveraged ETN (NYSE: FNGO) seeks to deliver 2x the daily return of the index. Each ETN offers investors a return based on changes in the level of the NYSE FANG+™ Index, before taking into account fees.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.